Exhibit A5L

Evan J. Smith (SBN 242352)

BRODSKY & SMITH, LLC

9595 Wilshire Blvd.

Beverly Hills, CA 90212

Tel: (877) 534-2590

Fax: (310) 247-0160

esmith@brodsky-srnith.com

Counsel for Plaintiff

[Additional Counsel appear on signature page]

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SANTA CLARA

DEREK DAVIS, Individually and on behalf of all others similarly situated,	CASE NO. 112CV233206
CLASS ACTION
Plaintiff,
COMPLAINT FOR BREACH OF FIDUCIARY DUTY
v.

COMPLETE GENOMICS, INC., CLIFFORD A. REID. C. THOMAS CASKEY, LEWIS J. SHUSTER, CHARLES P. WAITE. JR., ROBERT T. WALL BGI-SHENZHEN, and BETA ACQUISITION CORPORATION, Defendants.	JURY TRIAL DEMANDED

BY FAX

CLASS ACTION COMPLAINT

Plaintiff Derek Davis (“Plaintiff”), by and through his attorneys, alleges upon personal knowledge as to himself, and upon information and belief based upon, among other things, the investigation of counsel as to all other allegations herein, as follows:

SUMMARY OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of holders of the common stock of Complete Genomics, Inc. (“GNOM” or “Company”) to enjoin the acquisition of the publicly owned shares of GNOM common stock by BGI-Shenzhen (“BGI”) and Beta

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

2. On September 17, 2012, GNOM announced that it had entered into a definitive merger agreement under which BGI will acquire the stock of GNOM for approximately $117.6 million in a tender offer (“Merger Agreement”). Under the terms of the transaction, GNOM shareholders will receive $3.15 in cash, without interest, for each share of GNOM common stock held.

3. By facilitating the acquisition of GNOM by BGI for inadequate consideration and through a flawed process, each of the Defendants breached and/or aided the other Defendants’ breaches of their fiduciary duties.

4. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ (as defined herein) violations of their fiduciary duties and from BGI.

JURISDICTION AND VENUE

5. This Court has jurisdiction over this matter because Defendants conduct business in the County of Santa Clara. Defendant GNOM’s principal business office is also located in 2071 Stierlin Court Mountain View, California 94043.

6. Venue is proper in the County of Santa Clara pursuant to Section 395(a) of the Code of Civil Procedure in that each Defendant systematically conducted business on a regular basis in the County of Santa Clara, California and/or reside in the County of Santa Clara and the wrongful conduct complained of herein occurred in the County of Santa Clara.

PARTIES

7. Plaintiff was, and at all relevant times is, a continuous stockholder of Defendant GNOM.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

8. Defendant GNOM is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices located at 2071 Stierlin Court Mountain View, California 94043.

9. Defendant Clifford A. Reid has served as President and Chief Executive Officer of the Company since July 2005 and as Chairman of the board of directors of the Company.

10. Defendant C. Thomas Caskey has served as a director of the Company since August 2009.

11. Defendant Lewis J. Shuster has served as a director of the Company since April 2010.

12. Defendant Charles P. Waite, Jr. has served as a director of the Company since March 2006.

13. Defendant Robert T. Wall has served as a director of the Company since September 13, 2010.

14. Defendants Reid, Caskey, Shuster, Waite, and Wall are collectively referred to herein as the “Board” or the “Individual Defendants.”

15. Defendant BGI is a People’s Republic of China Corporation with its corporate headquarters located at BGI-Shenzhen, Beishan Industrial Zone, Yantian District, Shenzhen, 518083, China.

16. Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of BGI formed solely for the purpose of consummating the Proposed Transaction.

17. Collectively, GNOM, the Individual Defendants, BGI, and Merger Sub are referred to herein as the “Defendants.”

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

18. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Network Equipment and owe them a duty of care, loyalty, good faith, candor, and independence.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

19. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

a.	adversely affects the value provided to the corporation’s shareholders;

b.	favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

c.	adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

d.	will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

20. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

a.	participating in any transaction where the Individual Defendants’ loyalties are divided;

b.	participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

c.	unjustly enriching themselves at the expense or to the detriment of the public shareholders.

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this action on his own behalf and as a class action pursuant to California Code of Civil Procedure Section 382 on behalf of all other holders of GNOM common stock who are being and will be harmed by Defendants’ actions described below (“Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

22. This action is properly maintainable as a class action because:

a. The Class is so numerous that joinder of all members is impracticable. As of July 30, 2012, there were 34,293,284, shares of GNOM common stock issued and outstanding. The actual number of public shareholders of GNOM will be ascertained through discovery.

b. There are questions of law and fact that are common to the Class, including the following:

i)	whether the Individual Defendants have breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

ii)	whether the Individual Defendants have breached their fiduciary duty to obtain the best price available for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction; and

iii)	whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

c. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

d. Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

f. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FURTHER SUBSTANTIVE ALLEGATIONS

A.	Background

23. GNOM, a life sciences company, develops and commercializes a DNA sequencing platform for human genome sequencing and analysis. Its Complete Genomics Analysis platform combines its proprietary human genome sequencing technology with informatics and data management software to provide customers with data that is ready to be used for genome-based research. The company’s human genome sequencing services are used in various applications, including cancer research, Mendelian disease research, rare variant disease research, translational research, clinical trial optimization, and companion diagnostic discovery. It serves academic research centers, government research centers, biopharmaceutical companies, and healthcare providers.

B.	The Proposed Transaction

24. On September 17, 2012, GNOM and BGI issued a joint press release announcing the Proposed Transaction:

MOUNTAIN VIEW, Calif. and SHENZHEN, China, Sept. 17, 2012 (GLOBE NEWSWIRE) — Complete Genomics, Inc. (GNOM) (“Complete”), an innovative leader in whole human genomic sequencing, and BGI-Shenzhen (“BGI”), a leading international genomics company based in Shenzhen, China, today announced that they have entered into a definitive merger agreement. Through this agreement, a wholly-owned U.S. subsidiary of BGI will launch a tender offer to purchase all outstanding shares of common

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

stock of Complete for $3.15 per share in cash, without interest. This price represents approximately a 54% premium to the $2.04 closing price per share of Complete common stock on June 4, 2012, the last trading day prior to Complete’s announcement that it was undertaking an evaluation of strategic alternatives to secure the financial resources needed for continued commercialization of its technology.

Complete’s board of directors has unanimously recommended that stockholders accept the offer and tender their shares. Based on the number of fully diluted outstanding shares of Complete, the aggregate value of the transaction is approximately $117.6 million. In addition, Complete and an affiliate of BGI have entered into an agreement pursuant to which Complete will be provided with up to $30 million in bridge financing for its operations following the signing of the merger agreement.

Complete provides whole human genome sequencing, which is used by research centers to conduct medical research that, in the future, is expected to be used by doctors and hospitals to improve both prevention and treatment of disease. BGI operates international genome sequencing centers, which support genetic research into agriculture, animals and humans and serve researchers around the world including the United States. The combination of the two companies is expected to bring together complementary scientific and technological expertise and R&D capabilities. Complete will continue to be operated as a separate company with headquarters and operations remaining in Mountain View. California.

BGI’s CEO Dr. Wang Jun said. “Complete has developed a proprietary whole human genome sequencing technology that, together with other sequencing platforms used by BGI, will fit well with our research and business requirements and position Complete to become an even more successful global innovator. We look forward to growing the business to improve medical research and. when clinical services are provided, support better disease diagnosis with tools that can be used by doctors and hospitals to treat their patients.”

“With the assistance of our advisors, we engaged in a thorough review of a broad set of possible alternatives for the company, and we believe the transaction with BGI represents the best outcome for our stockholders, offering them liquidity and a premium value.” said Dr. Clifford Reid, chairman and CEO of Complete. “In addition, it offers a great outcome for our customers, present and future. The combination of the companies’ resources provides an opportunity to accelerate our vision of providing researchers and physicians with the genomic information needed to prevent diagnose, and treat cancers and other genetic diseases.”

The Offer and the Merger

Under the terms of the definitive merger agreement, a wholly-owned subsidiary of BGI will commence a tender offer to purchase all of the outstanding shares of Complete common stock for $3.15 per share in cash, without interest, within seven business days and the tender offer will remain open for a minimum of 20 business days following the commencement. All of Complete’s directors and executive officers as well as certain other major stockholders, who collectively own approximately 17.5% of the outstanding common stock of Complete, have entered into a tender and support agreement and have agreed to tender all of their shares pursuant to the tender offer. The tender offer is conditioned upon the satisfaction of various conditions, including, at least a majority of the outstanding common stock of Complete (determined on a fully diluted basis) being tendered, the termination of any waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976. clearance by the Committee on Foreign Investment in the United States, the approval of certain governmental authorities in the People’s Republic of China, as well as the satisfaction of other customary conditions. The

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

transaction is expected to be completed in early 2013. The merger agreement also provides for the parties to effect, subject to customary conditions, a merger to be completed following the completion of the tender offer which would result in all shares not tendered in the tender offer being converted into the right to receive $3.15 per share in cash, without interest.

Advisors

Citi is serving as financial advisor for the transaction to BGI and O’Melveny & Myers LLP is acting as BGI’s legal counsel. Complete is advised by Jefferies & Company and its legal counsel is Latham & Watkins LLP.

C.	The Unfair Price

25. As discussed herein, the $3.15 per share in cash offered in the Proposed Transaction is inadequate. According to Yahoo! Finance, at least one analyst has set a high price target of $5.00 per share.

26. Additionally, GNOM has a demonstrated history of strong financial performance and significant upward potential moving forward. As reported by Reuters as recently as July 12, 2012, GNOM shares jumped 11 percent in pre-market trading after the Company unveiled a technology (“LFR”) that is expected to improve accuracy and reduce the amount of DNA needed for testing. The Company’s shares rose 49 percent after the announcement.

27. Further, one UBS Analyst Daniel Arias commented: “LFR [Long Fragment Read] potentially gives Complete Genomics’ service offering a key point of differentiation upon introduction in early 2013.”

28. Moreover, the Proposed Transaction consideration fails to adequately compensate GNOM’s shareholders for the significant benefits and synergies that will be realized by BGI in the merger. The Proposed Transaction is an attractive strategic acquisition for BGI. As stated in the press release announcing the Proposed Transaction:

Complete provides whole human genome sequencing, which is used by research centers to conduct medical research that, in the future, is expected to be used by doctors and hospitals to improve both prevention and treatment of disease. BGI operates international genome sequencing centers, which support genetic research into agriculture, animals and humans and serve researchers around the world

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

including the United States. The combination of the two companies is expected to bring together complementary scientific and technological expertise and R&D capabilities.

29. As CEO Jay Flatley of GNOM competitor, Illumina, Inc. commented in a recent report published by Bloomberg about the growth potential of key players in the genetic sequencing industry, “[i]t’s a very attractive industry, it’s growing fast, there’s huge potential in so many areas for sequencing that I think it’s drawn a lot of attention, so there’s been some attempts at consolidation.”

30. As these indicators make clear, GNOM, if properly exposed to the market for corporate control, would bring a price materially in excess of the amount offered in the Proposed Transaction, which amounts to an approximate 54% premium over the $2.04 closing price per share of GNOM stock on June 4, 2012, the last trading day before GNOM announced its interest in exploring strategic alternatives to financing.

D.	The Preclusive Deal Protection Devices

31. The Merger Agreement has a number of provisions that makes it more difficult for another buyer to purchase the Company.

32. Specifically, if the Company terminates the Proposed Transaction because of a superior or alternative proposal, Section 7.2(b) of the Merger Agreement states that Company must pay BGI $4.0 million in cash in addition to 4% of any draw funded under the Note1. This amounts to a prohibitively high termination fee of approximately 6% of the merger price if the Company is loaned the entire principal amount of $30.0 million under the terms of the Note. Specifically, section 7.2(b) states:

(b) In the event that this Agreement is terminated pursuant to Section 7.1(e), then the Company shall pay to Parent concurrent with such termination, in the case of a termination by the Company, or within two Business Days thereafter, in the case of a termination by Parent, a termination fee of $4 million plus 4% of any draw then funded under the Note (the “Breakup Fee”).

[1]

Pursuant to the Merger Agreement, as a condition to and inducement to the Company’s willingness to enter into the agreement, BGI-Hongkong Co., Limited, one of the Parent’s subsidiaries (“Lender”), and the Company have agreed to enter into a Convertible Subordinated Promissory Note (the “Note”) whereby Lender will lend to the Company up to an aggregate principal amount of $30,000,000 pursuant to the terms and conditions set forth in the Note.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

33. Further, Section 5.3 of the Merger Agreement prohibits the Company and its agents from soliciting additional bids for the Company. Section 5.3 of the Merger Agreement also provides that the Board of GNOM may only respond to an unsolicited takeover bid if failing to enter into discussions with a potential acquirer would be inconsistent with the directors’ fiduciary duties. Specifically, Section 5.3 states:

5.3 No Solicitation of Transactions.

(a) Subject to Section 5.3(b), from and after the date hereof until the Effective Time or. if earlier. the termination of this Agreement in accordance with Article 7. the Company shall not. and shall cause the Company Subsidiaries not to. and shall instruct the Representatives of the Company and the Company Subsidiaries not to. nor shall the Company authorize or permit any Representatives of the Company or any Company Subsidiary to. directly or indirectly: (i) solicit, initiate, seek or knowingly encourage or facilitate any Acquisition Proposal or take any action to solicit, initiate, seek or knowingly encourage or facilitate any inquiry, expression of interest proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) enter into, participate or engage in. maintain or continue any discussions or negotiations relating to. any Acquisition Proposal with any Person other than Parent or the Purchaser, (iii) furnish to any Person other than Parent or the Purchaser any non-public information that the Company believes or should reasonably know could be used for the purposes of formulating or furthering any Acquisition Proposal, (iv) approve, endorse, recommend, execute or enter into any agreement letter of intent or Contract with respect to an Acquisition Proposal or otherwise relating to or that is intended to or would reasonably be expected to lead to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement) or enter into any agreement, arrangement, understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement (v) submit any Acquisition Proposal or any matter related thereto to the vote of the stockholders of the Company, (vi) waive, terminate, modify, fail to enforce or release any Person other than Parent or the Purchaser from any provision of or grant any permission, waiver or request under any “standstill.” confidentiality or similar agreement or obligation or (vii) propose, resolve or agree to do any of the foregoing. The Company shall immediately, and shall cause the Company Subsidiaries and shall instruct each of their respective Representatives to immediately, cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted on or prior to the date of this Agreement with respect to any Acquisition Proposal, and

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

shall promptly after the date of this Agreement instruct each Person that has in the twelve months prior to the date of this Agreement executed a confidentiality agreement relating to an Acquisition Proposal with or for the benefit of the Company to promptly return or destroy in accordance with the terms of such confidentiality agreement all information, documents and materials relating to the Acquisition Proposal or to the Company or any Company Subsidiary and their respective businesses previously furnished by or on behalf of the Company or any Company Subsidiary or any of their respective Representatives to such Person or such Person’s Representatives and shall use its reasonable best efforts to ensure compliance with such request. The Company agrees that to the extent that any violation of the restrictions set forth in this Section 5.3 by any Company Representatives results in an Acquisition Proposal, the receipt of such Acquisition Proposal shall be deemed a material breach of this Agreement (including Section 5.3) by the Company.

34. In addition, the Merger Agreement includes a Top Up Option. Specifically, Section 1.8(a) of the Merger Agreement provides:

1.8 Top Up Option

(a) The Company hereby irrevocably grants to the Purchaser an option (the “Top-Up Option”), exercisable only upon the terms and subject to the conditions set forth herein, to purchase from the Company at a price per share equal to the Offer Price an aggregate number of newly issued shares of Company Common Stock (the “Top-Up Option Shares”) equal to the lowest number of shares of Company Common Stock that when added to the number of shares of Company Common Stock owned by Parent and the Purchaser at the time of such exercise, shall constitute one share more than 90% of the Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares): provided, however, that the Top-Up Option shall not be exercisable unless, (i) the Minimum Condition shall have been satisfied and (ii) immediately after such exercise and the issuance of shares of Company Common Stock pursuant thereto, the Purchaser reasonably believes that the Short Form Threshold would be reached (assuming the issuance of the Top-Up Option Shares): provided, further, that in no event shall the Top-Up Option be exercisable for a number of Shares in excess of the Company’s then total authorized and unissued Shares. Upon Parent’s request the Company shall use commercially reasonable efforts to cause its transfer agent to certify in writing to Parent the number of Shares issued and outstanding as of immediately prior to the exercise of the Top-Up Option and after giving effect to the issuance of the Top-Up Option Shares. The Purchaser shall pay the Company the aggregate par value of the Top-Up Option Shares in cash and the balance of the aggregate price required to be paid for the Top-Up Option Shares by delivery of a promissory note (the “Promissory Note”). The Promissory Note shall be full recourse against Parent and Purchaser, be due one year from the date the Top-Up Option Shares are issued and bear interest at a per annum rate equal to the prime lending rate prevailing from time to time during such period as published in The Wall Street Journal and may be prepaid at any time without premium or penalty. Parent the Purchaser and the Company acknowledge and agree that, in any appraisal proceeding related to this Agreement the fair value of the Shares subject to the appraisal proceeding shall be determined in accordance with the DGCL without regard to the exercise by Parent or the Purchaser of the Top-Up Option, any Shares issued upon exercise of the Top-Up Option or the Promissory Note.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

35. The Top-Up Option is exercisable only after the Acceptance Time (i.e., the time at which all shares tendered in the Tender Offer are accepted and payment is issued therefore). Thus, the option can only be exercised after BGI has become GNOM’s controlling stockholder.

FIRST CAUSE OF ACTION

(Against the Individual Defendants for Breach of Fiduciary Duties)

36. Plaintiff repeats and realleges each allegation set forth herein.

37. The Individual Defendants have violated fiduciary duties owed to public shareholders of GNOM.

38. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants have failed to obtain for GNOM’s public shareholders the highest value available for GNOM in the marketplace.

39. As demonstrated by the allegations above, the Individual Defendants breached their fiduciary duties owed to the shareholders of GNOM because they failed to take steps to maximize the value of GNOM to its public shareholders in a change of control transaction.

40. As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive the highest available value for their equity interest in GNOM. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

41. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury, which the Individual Defendants’ actions threaten to inflict.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

SECOND CAUSE OF ACTION

(Against BGI and Merger Sub for Aiding and Abetting the

Individual Defendants’ Breaches of Fiduciary Duty)

42. Plaintiff repeats and realleges each allegation set forth herein.

43. BGI and Merger Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to GNOM’s public shareholders, and have participated in such breaches of fiduciary duties.

44. BGI and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, BGI and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

45. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representatives;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best available terms for shareholders;

C. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the wrongdoing;

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorney’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

Dated: September 28, 2012

BRODSKY & SMITH, LLC

Evan J. Smith (SBN 242352) esmith@brodsky-smith.com 9595 Wilshire Boulevard, Suite 900 Beverly Hills, CA 90212 Telephone: (877) 534-2590

OF COUNSEL:
BROWER PIVEN A Professional Corporation David A.P. Brower Brian C. Kerr 488 Madison Avenue, 8th Floor New York, NY 10022 Telephone: (212) 501-9000	Counsel for Plaintiff

COMPLAINT FOR BREACH OF FIDUCIARY DUTY